SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated January 31, 2007, entitled “SMIC Reports Results for the Three Months Ended December 31, 2006.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: February 1, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated January 31, 2007, entitled “SMIC Reports Results for the Three Months Ended December 31, 2006.”

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2006

•     Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2006. Sales increased to $383.8 million in 4Q06, up 15.2% from 4Q05 and up 4.0% sequentially.

•     Set out below is a copy of the full text of the press release made by the Company on January 31, 2007 in relation to its results for the three months ended December 31, 2006.

•     This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on January 31, 2007.

Set out below is a copy of the full text of the press release by the Company on January 31, 2007 in relation to its results for the three months ended December 31, 2006.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Overview:

• Sales increased to $383.8 million in 4Q06, up 15.2% from 4Q05 and up 4.0% sequentially.

• ASP increased to $904 in 4Q06 from $891 in 3Q06 and $885 from 4Q05.

• Revenue from 90 nanometer contributed 14.4% of total wafer revenue in 4Q06 as compared to 4.9% in 3Q06.

• Gross margins of 6.6% in 4Q06 from 8.9% in 3Q06.

• The company recorded a disposal gain of $41.7 million from the sale of properties in 4Q06.

• Net income of $1.2 million in 4Q06, compared to a net loss of $15.0 million in 4Q05 and net loss of $35.1 million in the previous quarter.

Shanghai, China – January 31, 2007. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2006. Sales increased 4.0% in the fourth quarter of 2006 to $383.8 million from $368.9 million in the third quarter. The Company reported an increase in capacity to 182,250 8-inch equivalent wafers per month and a utilization rate of 86.6% in the fourth quarter of 2006. Gross margins were 6.6% in the fourth quarter of 2006 compared to 8.9% in the third quarter of 2006. Net income of $1.2 million in the fourth quarter of 2006, compared to a net loss of $15.0 million in the fourth quarter of 2005 and a net loss of $35.1 million in the third quarter of 2006.

“SMIC posted record revenues of $1.46 billion dollars in 2006, which represented a 25% increase year over year,” said Dr. Richard Chang, Chief Executive Officer of SMIC. “Gross profit grew by 68% year over year to $150.7 million dollars. We were able to reduce our net loss by 64% year over year and managed to increase EBITDA by 25% year over year to $911.1 million dollars.

Our fourth quarter revenue from advanced technology nodes demonstrates SMIC’s ability to meet the needs of a growing customer base. The positive product mix shift resulted in 90 nanometer and 130 nanometer technologies contributing 57.4% of total wafer revenues, up from their 46.1% contribution in the third quarter.

There was particular strength in the PC related ICs, DTV, MP3/4, and Bluetooth applications. Also, we had eight new Mainland China customer wins during the fourth quarter.

SMIC will keenly focus on generating profitability for our shareholders. We will continue to develop our capabilities according to our technology roadmap in a fiscally responsible manner. Our 65nm technology development is progressing smoothly. The Chengdu and Wuhan projects allow us to continue to grow our business while managing our internal capital expenditure in an efficient manner. These projects will allow us to better serve our international customers while positioning ourselves closer to potential Chinese customers.

In the fourth quarter, the strategic decision to sell some of SMIC’s matured technology machinery and equipment further lowered our future depreciation expenses and enabled the Company to expand towards more advanced technologies. We plan to have controlled capital expenditures of $720 million for 2007.

For the first quarter of 2007, we are expecting more than 17% of our total wafer revenue to come from 90nm sales. We believe the continued prudent development of advanced technology nodes for leading customers positions SMIC for continual growth and improved profitability in 2007.”

Conference Call/Webcast Announcement

Date: January 31, 2007

Time: 8:00 a.m. Shanghai time

Dial-in numbers and pass code: U.S. 1-617-597-5342 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2006 fourth quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with a soft copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

SMIC (NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35mm to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 200mm fabs in Shanghai and one in Tianjin, and one 300mm fab in Beijing, the first of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning SMIC’s plans to develop its capabilities, build its China customer base and expand its capacity, anticipated decreases in depreciation expenses, the percentage of total wafer revenue expected to come from 90nm sales, SMIC’s ability to grow and improve profitability in 2007, and statements under “Capex Summary” and “First Quarter 2007 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F, as amended, filed with the SEC on June 29, 2006, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Litigation

The Company is subject to a pending lawsuit with Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”), related to the intangible assets, with a net book value of $94.5 million, the Company recorded for patents licensed from TSMC and TSMC’s covenant not to sue the Company regarding certain allegations of acts of trade secret misappropriation. Under SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether such assets have been impaired. We believe that the lawsuit is at a very early stage, TSMC has not produced any evidence of misappropriation and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact on our financial positions and results of operations.

On September 13, 2006, the Company announced that in addition to filing a response (on September 12, 2006) strongly denying the allegations of TSMC in the United States lawsuit, the Company also filed a cross-complaint against TSMC, seeking, amongst other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, Semiconductor Manufacturing International (Shanghai) Corporation and Semiconductor Manufacturing International (Beijing) Corporation regarding the unfair competition arising from the breach of bona fide (i.e., integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, amongst other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

Investor contacts:

Peter Yu	Douglas Hsiung
Tel: +86-21-5080-2000, Ext: 11319	Tel: +86-21-5080-2000, Ext: 12804
peter_yu@smics.com	Douglas_hsiung@smics.com
Mobile: +86-13918940553	Mobile: +86-13795272240

Summary of Fourth Quarter 2006 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	4Q06	3Q06	QoQ	4Q05	YoY
Sales	383,812	368,926	4.0%	333,052	15.2%
Cost of sales	358,452	336,160	6.6%	290,094	23.6%
Gross profit	25,360	32,766	-22.6%	42,958	-41.0%
Operating expenses	10,569	46,190	-77.1%	51,756	-79.6%
Income (Loss) from operations	14,791	(13,424)	–	(8,798)	–
Other income (expenses), net	(16,468)	(20,947)	-21.4%	(5,852)	181.4%
Income tax credit (expense)	3,003	3,048	-1.5%	(152)	–
Net income (loss) after income taxes	1,325	(31,323)	–	(14,802)	–
Minority interest	941	(2,674)	–	(176)	–
Share of loss of affiliate company	(1,044)	(1,097)	-4.8%	–	–
Income (loss) attributable to holders of ordinary shares	1,222	(35,094)	–	(14,978)	–

Gross margin	6.6%	8.9%			12.9%

Operating margin	3.9%	-3.6%			-2.6%
Net income (loss) per ordinary share – basic(1)	0.0001	(0.0019)		(0.0008)
Net income (loss) per ADS – basic	0.0033	(0.0956)		(0.0410)
Net income (loss) per ordinary share – diluted(1)	0.0001	(0.0019)		(0.0008)
Net income (loss) per ADS – diluted	0.0033	(0.0956)		(0.0410)
Wafers shipped (in 8’ wafers)(2)	424,395	413,985	2.5%	376,227	12.8%
ASP(3)	$904	$891	1.5%	$885	2.1%
Capacity utilization	86.6%	84.3%		93.0%

Note:

(1)	Based on weighted average ordinary shares of 18,398 million(basic) and 18,609 million (diluted) in 4Q06, 18,356 million in 3Q06 and 18,251 million in 4Q05

(2)	Including copper interconnects

(3)	Total sales/total wafers shipped

•	Sales increased to $383.8 million in 4Q06, up 4.0% QoQ from $368.9 million in 3Q06 and up 15.2% YoY from $333.1 million in 4Q05 primarily due to increased 8-inch equivalent wafer shipments of 424,395, up 2.5% QoQ from 413,985 in 3Q06 as well as an increase in the percentage of shipment from advanced technology nodes.

•	Cost of sales increased to $358.5 million in 4Q06, up 6.6% QoQ from $336.2 million in 3Q06, primarily due to an increase in wafer shipments, change in product mix, and higher depreciation expenses.

•	Gross profit decreased to $25.4 million in 4Q06, down 22.6% QoQ from $32.8 million in 3Q06 and down 41.0% YoY from $43.0 million in 4Q05.

•	Gross margins decreased to 6.6% in 4Q06 from 8.9% in 3Q06 primarily due to an increase in depreciation expenses and product mix change.

•	Total operating expenses excluding income from disposal of properties were $52.3 million in 4Q06, an increase of 13.2% QoQ from $46.2 million in 3Q06.

•	R&D expenses decreased to $21.7 million in 4Q06, down 20.5% QoQ from $27.3 million in 3Q06, primarily due to the transfer of certain expenses to manufacturing costs upon commencing commercial production of new technologies.

•	G&A expenses increased to $14.6 million in 4Q06 from $4.2 million in 3Q06 primarily due to a foreign exchange loss of $1.8 million in 4Q06 compared to a gain of $2.3 million in 3Q06 relating to operating activities and a tax and legal fee reversal recorded in 3Q06.

•	Selling & marketing expenses increased to $4.7 million in 4Q06, up 30.9% QoQ from $3.6 million in 3Q06, primarily due to an increase in engineering material expenses associated with selling activities.

•	The Company recorded a disposal gain of $41.7 million in 4Q06 from the sale of properties.

•	The Company recorded an operating profit of $14.8 million in 4Q06 as compared to an operating loss of $13.4 million in 3Q06 and an operating loss of $8.8 million in 4Q05.

Analysis of Revenues

Sales Analysis

By Application	4Q06	3Q06	2Q06	1Q06	4Q05
Computer	36.3%	33.0%	30.6%	36.0%	34.8%
Communications	40.1%	37.1%	46.2%	45.8%	43.8%
Consumer	19.3%	25.2%	18.6%	13.3%	16.6%
Others	4.3%	4.7%	4.6%	4.9%	4.8%

By Device	4Q06	3Q06	2Q06	1Q06	4Q05
Logic (including copper interconnect)	57.4%	65.4%	66.6%	62.8%	65.3%
DRAM(1)	38.6%	30.1%	28.8%	32.4%	31.3%
Other (mask making & probing, etc.)	4.0%	4.5%	4.6%	4.8%	3.4%

By Customer Type	4Q06	3Q06	2Q06	1Q06	4Q05
Fabless semiconductor companies	36.1%	36.9%	49.8%	41.8%	43.2%
Integrated device manufacturers (IDM)	55.8%	50.4%	41.9%	52.8%	51.7%
System companies and others	8.1%	12.7%	8.3%	5.4%	5.1%

By Geography	4Q06	3Q06	2Q06	1Q06	4Q05
North America	36.3%	38.6%	46.7%	43.5%	39.2%
Asia Pacific (ex. Japan)	20.0%	25.4%	20.9%	21.3%	28.2%
Japan	11.3%	7.5%	4.9%	3.3%	3.6%
Europe	32.4%	28.5%	27.5%	31.9%	29.0%

Wafer Revenue Analysis

By Technology (logic, DRAM & copper interconnect only)	4Q06	3Q06	2Q06	1Q06	4Q05
0.09µm	14.4%	4.9%	0.9%	–	–
0.13µm	43.0%	41.2%	46.6%	46.6%	42.9%
0.15µm	2.4%	7.2%	4.7%	8.7%	5.2%
0.18µm	33.3%	36.1%	38.0%	35.7%	42.3%
0.25µm	1.6%	2.6%	2.0%	1.6%	3.3%
0.35µm	5.3%	8.0%	7.8%	7.4%	6.3%

By Logic Only(1)	4Q06	3Q06	2Q06	1Q06	4Q05
0.09µm	14.7%	4.6%	0.2%	–	–
0.13µm(2)	14.0%	11.1%	22.3%	13.3%	10.9%
0.15µm	4.2%	11.8%	7.2%	14.5%	8.6%
0.18µm	54.8%	55.3%	55.8%	57.7%	65.3%
0.25µm	2.8%	4.1%	2.5%	2.3%	4.8%
0.35µm	9.5%	13.1%	12.0%	12.2%	10.4%

Note:

(1)	Excluding 0.13µm copper interconnects

(2)	Represents revenues generated from manufacturing full flow wafers

Capacity

Fab/(Wafer Size)	4Q06*
Shanghai Mega Fab (8”)(1)	106,000
Beijing Mega Fab (12”)(2)	56,250
Tianjin Fab (8”)	20,000
Total monthly wafer fabrication capacity	182,250

Note:

*	Wafers per month at the end of the period in 8” wafers

(1)	Shanghai Mega Fab is now comprised of Fab 1, Fab 2, and Fab 3

(2)	Beijing Mega Fab is now comprised of Fab 4, Fab 5, and Fab 6

•	As of the end of 4Q06, monthly capacity increased to 182,250 8-inch equivalent wafers from 176,625 8-inch equivalent wafers as of the end of 3Q06 mainly due to expansion at the Beijing Mega Fab.

Shipment and Utilization

8” equivalent wafers	4Q06	3Q06	2Q06	1Q06	4Q05
Wafer shipments including copper interconnects	424,395	413,985	388,498	388,010	376,227

Utilization rate(1)	86.6%	84.3%	93.5%	94.9%	93.0%

Note:

(1)	Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased to 424,395 units of 8-inch equivalent wafers in 4Q06 up 2.5% QoQ from 413,985 units of 8-inch equivalent wafers in 3Q06, and up 12.8% YoY from 376,227 8-inch equivalent wafers in 4Q05.

Average Selling Price (ASP) Trend

The ASP increased to $904 in 4Q06 from $891 in 3Q06 mainly due to improving yield at the Beijing Mega Fab and a slightly stronger DRAM pricing environment.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands

	4Q06	3Q06	QoQ	4Q05	YoY
Cost of sales	358,452	336,160	6.6%	290,094	23.6%
Depreciation	210,045	196,993	6.6%	176,545	19.0%
Other manufacturing costs	148,407	139,167	6.6%	113,549	30.7%
Gross Profit	25,360	32,766	-22.6%	42,958	-41.0%
Gross Margin	6.6%	8.9%	–	12.9%	–

•	Cost of sales increased to $358.5 million in 4Q06, up 6.6% QoQ from $336.2 million in 3Q06, primarily due to an increase in wafer shipments, change in product mix, and higher depreciation expenses.

•	Gross profit decreased to $25.4 million in 4Q06, down 22.6% QoQ from $32.8 million in 3Q06 and down 41.0% YoY from $43.0 million in 4Q05.

•	Gross margins decreased to 6.6% in 4Q06 from 8.9% in 3Q06. This was primarily due to an increase in depreciation expenses and product mix change.

Operating Expense Analysis

Amounts in US$ thousands

	4Q06	3Q06	QoQ	4Q05	YoY
Total operating expenses	10,569	46,190	-77.1%	51,756	-79.6%
Research and development	21,719	27,319	-20.5%	24,964	-13.0%
General and administrative	14,563	4,216	245.4%	9,803	48.6%
Selling and marketing	4,729	3,614	30.9%	6,349	-25.5%
Amortization of intangible assets	11,292	11,041	2.3%	10,640	6.1%
Income from disposal of properties	(41,734)	–	–	–	–

•	Total operating expenses excluding income from disposal of properties were $52.3 million in 4Q06, an increase of 13.2% QoQ from $46.2 million in 3Q06.

•	R&D expenses decreased to $21.7 million in 4Q06, down 20.5% QoQ from $27.3 million in 3Q06, primarily due to the transfer of certain expenses to manufacturing costs upon commencing commercial production of new technologies.

•	G&A expenses increased to $14.6 million in 4Q06 from $4.2 million in 3Q06, primarily due to a foreign exchange loss of $1.8 million in 4Q06 compared to a gain of $2.3 million in 3Q06 relating to operating activities and a tax and legal fee reversal recorded in 3Q06.

•	Selling & marketing expenses increased to $4.7 million in 4Q06, up 30.9% QoQ from $3.6 million in 3Q06, primarily due to an increase in engineering material expenses associated with selling activities.

•	The Company recorded a disposal gain of $41.7 million in 4Q06 from the sale of properties.

Other Income (Expenses)

Amounts in US$ thousands

	4Q06	3Q06	QoQ	4Q05	YoY
Other income (expenses)	(16,468)	(20,947)	-21.4%	(5,852)	181.4%
Interest income	3,311	2,970	11.5%	4,120	-19.6%
Interest expense	(14,263)	(12,247)	16.5%	(11,792)	21.0%
Other, net	(5,516)	(11,670)	-52.7%	1,820	–

•	Other non-operating loss of $16.5 million in 4Q06 as compared to a loss of $20.9 million in 3Q06, primarily due to a decrease in foreign exchange loss.

•	Interest expenses of $14.3 million in 4Q06, up 16.5% QoQ from $12.2 million in 3Q06.

Liquidity

Amounts in US$ thousands

	4Q06	3Q06
Cash and cash equivalents	363,620	555,326
Short term investments	57,950	52,442
Accounts receivable	252,185	265,522
Inventory	275,179	243,957
Others	100,732	40,500
Total current assets	1,049,666	1,157,747

Accounts payable	309,129	353,325
Short-term borrowings	71,000	45,000
Current portion of long-term debt	103,987	47,160
Others	126,242	137,391
Total current liabilities	610,358	582,876

Cash Ratio	0.6x	1.0x
Quick Ratio	1.1x	1.5x
Current Ratio	1.7x	2.0x

•	Cash and cash equivalents at the end of 4Q06 decreased since part of cash on hand was deployed to reduce bank borrowing during the quarter.

Capital Structure

Amounts in US$ thousands

	4Q06	3Q06
Cash and cash equivalents	363,620	555,326
Short-term investment	57,951	52,442

Current portion of promissory note	29,242	29,493
Promissory note	77,602	91,314

Short-term borrowings	71,000	45,000
Current portion of long-term debt	103,987	47,160
Long-term debt	786,381	963,139
Total debt	961,368	1,055,299

Net cash	(646,641)	(568,338)

Shareholders’ equity	3,007,938	2,999,854

Total debt to equity ratio	32.0%	35.2%

Cash Flow

Amounts in US$ thousands

	4Q06	3Q06
Net income (loss)	1,222	(35,094)
Depreciation & amortization	239,478	225,755
Amortization of acquired intangible assets	11,292	11,041

Net change in cash	(191,706)	(29,318)

Capex Summary

•	Capital expenditures for 4Q06 was $211.6 million.
•	Total planned capital expenditures for 2007 will be approximately $720 million and will be adjusted based on market conditions.

First Quarter 2007 Guidance

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” above.

•	Revenues expected to remain flat from the fourth quarter.

•	Gross margins expected to be in the 12% to 14% range.

•	Operating expense excluding any gain from disposal as a percentage of sales expected to be in the mid-teens.

•	Free cash flow of around $30 million. Free cash flow is defined as EBITDA less capex.

•	Capital expenditures expected to be approximately $170 million to $190 million and total capex for 2007 will be approximately $720 million.

•	Depreciation and amortization expected to be approximately $185 million to $195 million.

Beginning in the first quarter of 2007, the accounting estimate in relation to the useful life of fab-related machinery and equipment will be modified. This change will have an effect on the gross margin and depreciation guidance. Currently, we use a five-year straight-line depreciation method. We consider the current useful life estimate overly conservative in light of the expected economic life of the equipment as well as the industry general practice. We will therefore change the useful life estimate to a five to seven year range, which is consistent with industry practice, and will more accurately reflect the economics associated with the ownership of the equipment.

Recent Highlights and Announcements

•	Saifun and SMIC to Collaborate on 8Gb Data Flash Using SMIC’s Advanced Process Technology (2006-11-23)

•	SMIC announces acceptance of filing of a complaint by the High Court of Beijing, China against TSMC’s breach of bona fide (ie. integrity, good faith) principle and commercial defamation (2006-11-17)

•	CADENCE AND SMIC Collaborate to Address Wireless Design Challenges in China (2006-11-9)

•	SMIC Reports 2006 Third Quarter Results (2006-10-31)

•	SMIC Holds 2006 Technology Symposium in Shenzhen (2006-10-13)

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

CONSOLIDATED BALANCE SHEET

(In US dollars)

	As of the end of
	December 31, 2006 (unaudited)	September 30, 2006 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	363,619,731	555,325,635
Short term investments	57,950,603	52,441,975
Accounts receivable, net of allowances of $4,048,845 and $4,068,373 respectively	252,184,975	265,522,541
Inventories	275,178,952	243,956,844
Prepaid expense and other current assets	91,311,505	25,624,762
Assets held for sale	9,420,729	14,875,528

Total current assets	1,049,666,495	1,157,747,285

Land use rights, net	38,323,333	38,180,494
Plant and equipment, net	3,244,400,822	3,295,734,677
Acquired intangible assets, net	166,199,390	172,279,451
Equity investment	13,619,643	14,663,371
Other long-term prepayments	4,119,433	4,568,174
Deferred tax assets	25,286,900	22,014,394

TOTAL ASSETS	4,541,616,016	4,705,187,846

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	309,129,199	353,325,028
Accrued expenses and other current liabilities	96,927,345	107,858,006
Short-term borrowings	71,000,000	45,000,000
Current portion of promissory note	29,242,001	29,492,873
Current portion of long-term debt	103,986,968	47,160,000
Income tax payable	72,417	39,875

Total current liabilities	610,357,930	582,875,782

Long-term liabilities:
Promissory note	77,601,657	91,314,355
Long-term debt	786,380,905	963,138,943
Long-term payables relating to license agreements	16,992,950	21,597,408
Other long-term payables	3,333,333	6,666,667
Deferred tax liabilities	210,913	–

Total long-term liabilities	884,519,758	1,082,717,373

Total liabilities	1,494,877,688	1,665,593,155

Minority interest	38,800,666	39,741,186
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 18,432,756,463 and 18,402,634,216 respectively	7,373,103	7,361,054
Warrants	32,387	32,387
Additional paid-in capital	3,288,733,077	3,281,801,407
Accumulated other comprehensive income	91,840	173,321

Accumulated deficit	(288,292,745)	(289,514,664)
Total stockholders’ equity	3,007,937,662	2,999,853,505

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	4,541,616,016	4,705,187,846

CONSOLIDATED STATEMENT OF OPERATIONS

(In US dollars)

	For the three months ended
	December 31, 2006	September 30, 2006
	(unaudited)	(unaudited)
Sales	383,812,708	368,926,309
Cost of sales	358,452,295	336,160,028

Gross profit	25,360,413	32,766,281

Operating expenses:
Research and development	21,719,578	27,319,652
General and administrative	14,562,807	4,215,807
Selling and marketing	4,728,691	3,613,868
Income from disposal of properties	(41,733,713)	–
Amortization of acquired intangible assets	11,292,059	11,041,090

Total operating expenses	10,569,422	46,190,417

Income (Loss) from operations	14,790,991	(13,424,136)
Other income (expenses):
Interest income	3,311,293	2,970,318
Interest expense	(14,263,257)	(12,247,344)
Exchange loss	(7,091,494)	(12,453,679)
Other income (expenses), net	1,575,094	784,059

Total other income (expenses), net	(16,468,364)	(20,946,646)

Net loss before income tax	(1,677,373)	(34,370,782)

Income tax credit (expense)	3,002,499	3,047,443
Minority interest	940,520	(2,674,339)
Loss from equity investment	(1,043,727)	(1,096,796)

Net income (loss) attributable to holders of ordinary shares	1,221,919	(35,094,474)

Net income (loss) per share, basic	0.0001	(0.0019)
Net income (loss) per ADS, basic(1)	0.0033	(0.0956)
Net income (loss) per share, diluted	0.0001	(0.0019)
Net income (loss) per ADS, diluted(1)	0.0033	(0.0956)

Ordinary shares used in calculating basic income (loss)per ordinary share (in millions)	18,398	18,356

Ordinary shares used in calculating diluted income (loss) per ordinary share (in millions)	18,609	18,356
* Share-based compensation related to each account balance as follows:
Cost of sales	2,734,870	2,840,286
Research and development	1,123,070	1,190,467
General and administrative	1,281,390	1,179,175
Selling and marketing	492,828	493,529

(1)	1 ADS equals 50 ordinary shares

CONSOLIDATED STATEMENT OF CASH FLOWS

(In US dollars)

	For the three months ended
	December 31, 2006 (Unaudited)	September 30, 2006 (Unaudited)
Operating activities
Net income (loss)	1,221,919	(35,094,474)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Minority interest	(940,520)	2,674,339
Gain on disposal of plant and equipment	(41,733,713)	(872,422)
Depreciation and amortization	239,478,464	225,754,616
Amortization of acquired intangible assets	11,292,060	11,041,090
Amortization of deferred stock compensation	5,632,156	5,703,457
Amortization of loan initiation fee	179,848	179,846
Non cash interest expense	1,365,081	1,368,710
Loss from equity investment	1,043,728	1,096,795
Changes in operating assets and liabilities:
Accounts receivable, net	13,337,566	(8,274,203)
Inventories	(31,222,108)	(26,364,459)
Prepaid expense and other current assets	(2,932,945)	(5,243,468)
Accounts payable	27,419,295	7,039,215
Accrued expenses and other current liabilities	(17,619,629)	24,167,325
Other long term liabilities	(3,333,334)	(3,333,333)
Income tax payable	32,542	19,327
Deferred tax assets and liabilities	(3,061,593)	(3,121,998)

Net cash provided by operating activities	200,158,817	196,740,363

Investing activities:
Purchase of plant and equipment	(276,468,642)	(241,450,500)
Proceeds from disposal of plant and equipment	532,214	2,327,095
Proceeds from living quarter sales	1,609,274	5,476,213
Purchases of acquired intangible assets	(4,327,949)	(3,553,501)
Purchase of short-term investments	(60,729,572)	(74,329,245)
Sale of short-term investments	55,208,572	25,384,332

Net cash used in investing activities	(284,176,103)	(286,145,606)

Financing activities:
Proceeds from short-term borrowing	31,000,000	75,717,105
Proceeds from long-term debt		132,395,944
Repayment of promissory notes	(15,000,000)
Repayment of long-term debt	(119,931,070)	–
Repayment of short-term debt	(5,000,000)	(149,000,934)
Proceeds from exercise of employee stock options	1,319,483	990,365
Repurchase of restricted ordinary shares	(7,922)	(14,589)

Net cash provided by (used in) financing activities	(107,619,509)	60,087,891

Effect of exchange rate changes	(69,109)	(420)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(191,705,904)	(29,317,772)
CASH AND CASH EQUIVALENTS, beginning of period	555,325,635	584,643,407

CASH AND CASH EQUIVALENTS, end of period	363,619,731	555,325,635

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Fang Yao as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

January 31, 2007

*	For identification only

Please also refer to the published version of this announcement in The Standard.